Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 2-80543 on Form N-1A of our report dated January 24, 2023, relating to the financial statements and financial highlights of Treasury Portfolio, U.S. Government Portfolio, and U.S. Government Select Portfolio, three separate portfolios of Northern Institutional Funds, appearing in the Annual Report on Form N-CSR of Northern Institutional Funds for the year ended November 30, 2022, and to the references to us under the headings “Financial Highlights” in the Prospectuses and on page 1 of the Statements of Additional Information and under the headings “Counsel and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Chicago, Illinois

March 24, 2023

NTAC:3NS-20